Exhibit 1



                                  VICTOR POSNER

                               6917 COLLINS AVENUE
                           MIAMI BEACH, FLORIDA 33141



                                    May 16, 1996

Marco B. Loffredo, Jr.
Chairman of the Board
Salem Corporation
Box 2222
Pittsburgh, PA 15230

Dear Mr. Loffredo:

      I am writing in furtherance of my letter to you dated April 3, 1996, in which I set forth the terms of a transaction pursuant to which I would acquire complete equity ownership of Salem. I continue to believe that the terms of my offer as set forth in the April 3 letter are fair to and in the best interests of Salem's shareholders. In light of the so-called proposal that Salem recently received from a Salem management group led by Mr. Fornataro, that in my view has no possibility of completion, and with the desire to allow Salem to avoid incurring further unnecessary expenses and uncertainty pursuing what are in my opinion illusory transactions, and to bring to a conclusion Salem's year-long endeavor to find a purchaser of Salem, I am prepared to proceed with the transaction I originally proposed subject to the following modifications: 1) the per share merger consideration to be paid to each Salem shareholder other than myself will be increased from $20.00 to $22.00 and 2) I am prepared to execute the proposed Merger Agreement, which I delivered to you and your counsel on April 3, 1996, without completing any further due diligence. Although I would like to receive the due diligence information that I previously requested and, in the event that my proposal is accepted by Salem, I am prepared to reimburse Salem for all out of pocket expenses incurred in connection with providing that information to me, the receipt and review of such information will not be a condition to my execution of the proposed Merger Agreement. All other terms of my proposal as described in the April 3 letter remain unchanged.

      There can be no doubt that my modified offer is superior to the transaction contemplated by management. My proposal has no due diligence or financing contingency and can be completed as soon as Salem's stockholders approve the transaction. The transaction contemplated by management is contingent on financing and apparently requires Salem to risk its funds by providing management with advances for the purpose of determining whether financing can be obtained.

      I wish to point out that as a shareholder of Salem I have encouraged Salem's efforts for eighteen months to identify another ready, willing and able purchaser of Salem. Salem has been unable to do this. For the well being of Salem and Salem's shareholders it is imperative to bring this process to a close as soon as possible. I also believe that Salem should have the ability to consider any more favorable proposal which it may receive and I do not seek to foreclose such opportunities while we proceed to complete the transaction that I propose. Indeed, my proposal does not contemplate either a "lock-up" or a "no-shop" provision. The proposed Merger Agreement merely provides that if Salem abandons my proposal, Salem must compensate me for my effort and expenses with a modest $500,000 termination fee.

      Furthermore, in order to advance my proposal, I am prepared to waive the termination fee if the basis for the termination is Salem's desire to pursue another proposal that will result in Salem's shareholders receiving cash consideration of not less than $24 per Salem share and Salem closes the alternative transaction within 120 days following termination of the Merger Agreement.

      Finally, if the Salem board desires, I am prepared to place $1 million in escrow upon execution of the proposed Merger Agreement to demonstrate my financial wherewithal to honor my commitments under the Merger Agreement, however, I would request that the same be required of any other potential bidder.

      As before, I believe it is important that the entire Salem board promptly consider my proposal. My representatives stand ready to finalize the terms of the proposal. Therefore, my proposal will terminate thirty days from the date of this letter unless a definitive Merger Agreement with respect to this proposal has been executed and I reserve the right to withdraw the proposal at any time. Please contact either me or Donald Glazer. I look forward to hearing from you.


                                                Yours truly,




                                                Victor Posner





cc:   Directors of Salem
      Paul Titus